

March 9, 2023

John Lee
Chief Executive Officer
Silver Elephant Mining Corp.
Suite 1610- 409 Granville Street
Vancouver, British Columbia
Canada V6C1T2

> **Re: Silver Elephant Mining Corp.**
> **Form 20-F for the Fiscal Year ended December 31, 2021**
> **Filed May 9, 2022**
> **File No. 000-55985**

Dear John Lee:

We have reviewed your March 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2022 letter.

Form 20-F for the Fiscal Year ended December 31, 2021

Item 4. Information on the Company, page 7

1. We note that you amended your filing to provide incremental summary and individual property disclosures in response to prior comment 2. However, the stages associated with four projects in the table following the second map in your amendment do not correlate with any of the property stage definitions in Item 1300 of Regulation S-K.

   For example, a project without mineral reserves (measured or indicated mineral resources that are economically mineable) should be identified as an exploration stage property, while a project for which mineral reserves have been established and not yet undergoing material extraction should be identified as a development stage property. Please confirm that you will correct information regarding the property stage in subsequent filings.

You may contact John Coleman, Mining Engineer, at 202-551-3610, or Gus Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Guttman